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                             March 23, 2021

       Paul J. Salem
       Chairman of the Board
       Skydeck Acquisition Corp.
       225 Dyer Street, 2nd Floor
       Providence, RI 02903

                                                        Re: Skydeck Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 16,
2021
                                                            File No. 333-254347

       Dear Mr. Salem:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Use of Proceeds, page 69

   1. You state that an affiliate of your sponsor has agreed to provide members of your management team with
office space, secretarial and administrative services at no cost, but we note that you have
allocated $240,000 of the net proceeds to be used for office space, administrative and
support services. Please clarify.
       Principal Shareholders, page 117

   2.                                                   Please disclose all
persons who share voting or investment power over the company   s
                                                        shares held by the
sponsor. Refer to Instruction 2 to Item 403 of Regulation S-K and
                                                        Exchange Act Rule
13d-3(a).
 Paul J. Salem
Skydeck Acquisition Corp.
March 23, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNamePaul J. Salem
                                                           Division of
Corporation Finance
Comapany NameSkydeck Acquisition Corp.
                                                           Office of Technology
March 23, 2021 Page 2
cc:       Christian Nagler
FirstName LastName